July 28, 2010


Mr. Robert Babula
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Re: Reponses to July 23, 2010 Questions about 10K for File No. 0-51021


Mr. Babula:

Below are the responses to your July 23, 2010 questions about our June 30, 2009 10K filing. As requested each response has been keyed to your question/comment by restatement of the question followed by our responses.

1. We note your responses to comments one and two of our letter dated June 22, 2010. We await the filing of your March 31, 2010 Form 10-Q. In this regard, we note you recorded 50% impairment for both technology licenses for the quarterly period ended March 31, 2010. Please explain to us and disclose your methodology used to assess impairment. In this regard, tell us how you reasonably concluded the remaining carrying value of the licenses were recoverable in light of your statement to us indicating you do not have adequate capital to implement the marketing plans. Further, provide us your impairment analysis used to record the 50% write down of the licenses. Show us what your disclosures will look like. Refer to FASB ASC 350-30-50-3.

     Response: The proposed language for the technology license impairment to be included in the March 31, 2010 quarterly 10Q filing is as follows.

     Impairment of Long-lived Assets

     In March 2008 the Company acquired the North American rights to two proprietary technology licenses. The first was the intelligent traffic system (i.e., red light camera system) license from a Chinese developer for stock and cash valued at $1,880,000. The second was a plastic recycling license for stock valued at
     $2,894,781.   In August 2009 the Company engaged the services of an
     independent appraisal firm to determine the value of its technology licenses. The appraiser, a member of the National Association of Certified Valuation Analysts, indicated in its report that market value the traffic system license was $4,640,000 and the market value of the plastics recycling license was $ 3,792,000, both significantly higher that their respective carrying values. Therefore, no impairment was recorded at June 30, 2009. However, because no revenue has been generated since the appraisal, due to the fact that the Company did not have sufficient capital to implement the related marketing plans, impairment was deemed appropriate for the quarter ended March 31, 2010. Management is unable to provide acceptable revenue projections because it does not know if or when adequate working capital will be available to implement the technology license marketing plans. Because no definitive timeframe can be determined as to when revenue will be generated, management has elected to fully impair the licenses as of March 31, 2010 under the conservative principle of GAAP.

     The disclosure in the income statement will look like the following:



                               FOR THE THREE MONTHS     FOR THE NINE MONTHS
                                   ENDED MARCH 31,         ENDED MARCH 31,
                              ---------   ---------    ---------   ---------
                                 2010        2009         2010       2009
                              ---------   ---------    ---------   ---------
                              Unaudited   Unaudited    Unaudited   Unaudited

Revenue, net of
   affiliate costs            $2,780,470  $4,459,093  $8,162,384  $16,703,708

Cost of sales                  2,093,711   2,567,792   6,474,541   11,761,190
                              ----------  ----------  ----------  -----------

  Gross profit                   686,759   1,891,301   1,687,843    4,942,518

Operating expenses:
 General and administrative      788,107     998,288   2,149,181    5,133,991
 Impairment Expense            4,774,781          --   4,774,781           --
                              ----------  ----------  ----------  -----------
    Total Operating Expenses   5,562,888     998,288   6,923,962    5,133,991

Loss from operations          (4,876,129)   (893,013) (5,236,119)    (191,473)
                              ----------  ----------  ----------  -----------

2. We note your response to comments three and four of our letter dated June 22, 2010. We read your proposed disclosures regarding your report on internal controls over financial reporting ("ICFR").
     Since you discuss a material weakness, please ensure you specifically state your ICFR were not effective as of June 30, 2009 in the amended Form 10K. Further, disclose if you had any changes in ICFR during the last fiscal quarter ended June 30, 2009. Refer to Item 308T(a)(4)(b) of Regulations S-K. Lastly, we do not concur with your apparent continued assessment that your disclosure controls and procedures ("DCP") were effective as of June 30, 2009 given that the omission of the report on ICFR is a major reporting deficiency. Please revise your DCP conclusion.

     Response: The language for Item 9A of our amended June 30, 2009 annual filing is presented below.

     ITEM 9A. Disclosure Controls and Procedures

     An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 131-15(e) and 15d-15(c) under the Securities Exchange Act of 1934 is routinely conducted.

     (a) Evaluation of Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based upon that evaluation, the CEO and CFO concluded that the design and operations of these disclosure controls and procedures were not effective. Our disclosure controls and procedures failed to alert management to the omission of Management' Report on Internal Control Over Financial Reporting which is presented below in this amended 10K filing. Information relating to the Company's (or the Company's consolidated subsidiaries) periodic filing with the SEC, subject to the various limitations on the effectiveness are set forth below. Information relating to the Company, required to be disclosed in SEC reports was not recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and was not accumulated and communicated to the Company's management, including our CEO and CFO, as the internal control over financial reporting
     (ICFR) was not effective at June 30, 2009. More specifically, Management's Report on Internal Control Over Financial Reporting was not included in the initial June 30, 2009 filing. The report is now included in this amended filing below.

     (b) Changes in Internal Control over Financial Reporting. There had been no change in the Company's internal control over financial reporting that occurred during the year ended June 30, 2009 that materially affected the Company's internal control over financial reporting. However, subsequent to June 30, 2009 the controls were changed to ensure Management's Report on Internal Control Over Financial Reporting is included in the filing.

We are hopeful that the above responses adequately addresses each of your questions; however should you have additional questions or need to communicate further on any of these matters, please do not hesitate to contact me by e-mail at larry.taylor@obnholdings, or by fax at
(323) 299-3118 or by telephone at (310) 988-1077. Again, please be aware that I am located in Los Angeles, not the Las Vegas office. Mailings to Las Vegas would slow my responses.


Sincerely,

/s/ Larry Taylor

Larry Taylor
Chief Financial Officer